April 20, 2006

VIA EDGAR

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Morgan Youngwood

Re:	Synplicity, Inc. Annual Report on 10-K for the Fiscal Year ended December 31, 2005 Filed March 15, 2006 File No. 000-31545

Dear Mr. Youngwood:

Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 18, 2006 relating to Synplicity, Inc.’s Form 10-K for the fiscal year ended December 31, 2005. On behalf of Synplicity, we respectfully request that the Staff grant an extension for Synplicity to respond to such comments on or before May 30, 2006 in light of Synplicity’s current preparation of its earnings release and Form 10-Q for the fiscal quarter ended March 31, 2006.

Please direct any questions to me at 650-565-3558. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jenny C. Yeh
Jenny C. Yeh

cc:        John Hanlon, Synplicity, Inc.